Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

VIA EDGAR

April 29, 2014

Larry Greene

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)

File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)

File Numbers 811-21831 & 333-140822

AIP Multi-Strategy Fund A (“AMS A”)

File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (“AMS P”)

File Numbers 811-22193 & 333-149943

AIP Macro Registered Fund A (“Macro A”)

File Numbers 811-22682 & 333-180380

AIP Macro Registered Fund P (“Macro P”)

File Numbers 811-22683 & 333-180381

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on February 28, 2014 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent post-effective amendments to their respective registration statements (each an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus. Additionally, each of ARF, AMS A, and Macro A is referenced as a “Master Fund,” and each of STS, AMS P, and Macro P is referenced as a “Feeder Fund.”

Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

GENERAL

1.	Comment: Please confirm that the each Fund’s registration statement complies with applicable font and type-size requirements.

Response: We do so confirm.

2.	Comment: If any edits are made to the February PEA as a result of these comments, please make conforming changes in each Fund’s registration statement.

Response: We have conformed each Fund’s registration statement to the extent that any comment applies to such Fund.

3.	Comment: In the section of each Fund’s prospectus entitled “Types of Investment Related Risks” – “Special Investment Instruments and Techniques” – “Derivatives,” the disclosure indicates that the Fund may engage in transactions involving total return swaps. When a Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or the Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the Fund.

Response: We acknowledge your comment.

AIP Multi-Strategy Fund P

4.	Comment: We note that the footnote to the table regarding the price of Fund Shares states that Investors can be charged a sales load of up to 2% of the Investors’ subscription, but the chart in the footnote states that a sales load of up to 3% could be charged for subscriptions of certain amounts. Please reconcile these statements.

Response: We confirm that Investors can be charged a sales load of up to 3% of the Investors’ subscription and have revised the footnote accordingly.

5.	Comment: The paragraph following the table regarding the price of Fund Shares states, “There is no minimum aggregate amount of Shares required to be purchased in the [Fund’s] offering.” However, the footnote to the table states that there is a minimum initial investment of $50,000.

Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

Response: We have revised the disclosure in the paragraph following the pricing table to state, “There is no minimum aggregate amount of Shares required to be sold by the Fund.”

6.	Comment: Confirm that the Prospectus discloses the risks to Fund Shareholders arising from the fact that the Fund is not the sole Shareholder of the Master Fund.

Response: We confirm that the Prospectus discloses such risks in the section entitled “Other Risks” – “Other Investors In The Master Fund.”

7.	Comment: The introductory paragraph captioned “Investment Portfolio” states, “The Master Fund invests substantially all its assets in private investment funds (commonly referred to as hedge funds) that are managed by a select group of alternative investment managers that employ different investment strategies in pursuit of attractive risk-adjusted returns consistent with the preservation of capital.” Please explain supplementally whether this is the Fund’s investment objective. If so, please state consistently with the paragraph captioned “Investment Objective.” If it is not the investment objective, please explain this sentence.

Response: We confirm that this is not the investment objective of the Fund. This sentence, in the context of the entire paragraph captioned “Investment Portfolio,” is designed to give greater detail regarding the methods by which the Fund pursues its investment objective. The investment objective of the Fund is to seek long-term capital appreciation.

8.	Comment: The section “SUMMARY OF TERMS” – “POTENTIAL BENEFITS OF INVESTING IN THE FUND” states that “the Fund as a whole should achieve the benefits of indirect exposure to a number of different investment styles and Investment Managers. By investing through multiple Investment Managers that employ a variety of investment strategies, the Master Fund may reduce the volatility inherent in a direct investment with a single Investment Manager.” (Emphasis added.) Please clarify that these circumstances may not come to pass.

Response: We have incorporated your comment.

9.	Comment: The section “SUMMARY OF TERMS” – “PURCHASE OF SHARES” states, “The Fund will notify Shareholders of any changes in the investors that are eligible for such reductions.” Please add that such notifications will be in writing.

Response: We have incorporated your comment.

10.	Comment: The section “SUMMARY OF TERMS” – “REPURCHASES OF SHARES BY THE FUND” states, “The Fund also has the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s

Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund.” Please explain whether the Fund has the right to repurchase a Shareholder’s Shares if the value of such Shares dropped below the minimum initial investment for a reason other than Shareholder repurchases.

Response: The disclosure has been revised to clarify that the Fund has the right to repurchase a Shareholder’s Shares if the value of such Shares dropped below the minimum initial investment for any reason.

11.	Comment: In the effective version of the Fund’s registration statement, please complete the outstanding information in the “SUMMARY OF FEES AND EXPENSES” table.

Response: We have incorporated your comment.

12.	Comment: In the last line of the “SUMMARY OF FEES AND EXPENSES” table, please rename the caption “Net Annual Fund Expenses.”

Response: We have incorporated your comment.

13.	Comment: In order to be included in the fee table, a fee waiver must be for a term of at least 1 year. In footnote ****** to the “SUMMARY OF FEES AND EXPENSES” table, each applicable waiver is described as remaining in place “until July 1, 2014.” This is less than 1 year from the date of each prospectus. Please revise the disclosure accordingly.

Response: The waivers described in footnote ****** to the fee table are voluntary and will remain until the termination of the Fund’s investment advisory agreement. We have revised the disclosure accordingly.

14.	Comment: The section of each Fund’s prospectus entitled “USE OF PROCEEDS” states that the Fund “will invest such proceeds as soon as practicable (but not in excess of six months) after each subscription date.” Please disclose why the investment of the proceeds of an offering would be delayed more than three months and consequences of the delay. See Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to exceed the six months requirement as required by Staff policy set forth in Guide 1 to Form N-2?

Response: We respectfully acknowledge your comment; however, we believe the current disclosure complies with Item 7.2 of Form N-2. The current disclosure states that the proceeds will be invested “consistent with market conditions and the availability of suitable investments” and refers to risk disclosures regarding the potential of suitable investments not being available immediately. Moreover, the current disclosure states that offering proceeds will be invested within six months, so we do not believe the Staff policy set forth in Guide 1 to Form N-2 is applicable.

Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

15.	Comment: The section captioned “MANAGEMENT OF THE FUND AND THE MASTER FUND” – “Management Team” states, “The personnel of the Adviser principally responsible for management of the Master Fund are experienced and educated investment professionals with a long performance record in alternative investments.” Please delete that the personnel have a “long performance record.”

Response: We have revised the referenced sentence to state that the portfolio managers have “extensive experience” in alternative investments.

16.	Comment: In the section captioned “MANAGEMENT OF THE FUND AND THE MASTER FUND” – “Management Team,” please delete the sentence, “They have identified, evaluated, structured, managed and monitored billions of dollars in a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience.”

Response: We have incorporated your comment.

17.	Comment: Please revise the sentence on page A-2 that states, “The performance data assumes that all dividends and distributions, if any, were reinvested,” to clarify that the sentence is referring to the performance of the benchmark.

Response: We have incorporated your comment.

18.	Comment: In the Statement of Additional Information, in the section “MANAGEMENT OF THE FUND” – “Independent Trustees,” please clarify that “Other Trusteeships/Directorships Held Outside the Fund Complex” in the table refers only to the Trustees’ positions during the last five years.

Response: We have incorporated your comment.

As you have requested and as is consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ John F. Cacchione

John F. Cacchione